Exhibit 99.130

StarPoint announces strategic property acquisition; $223.8 million bought deal equity financing; Upward revision to 2005 guidance; Increase to monthly distribution

SOUTHEAST SASKATCHEWAN PROPERTY ACQUISITION

/NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW./

Toronto Stock Exchange Symbol “SPN.UN”

CALGARY, July 18 /CNW/ - StarPoint Energy Trust (“StarPoint” or the “Trust”) is pleased to announce that it has entered into an agreement with a senior Canadian oil and gas company (the “Vendor”) to acquire a package of high quality, long life, operated light oil properties strategically located in the Trust’s primary operating area of Southeast Saskatchewan for a total cash consideration of approximately $318 million, after certain closing adjustments (the “Acquisition”).

The acquired assets comprise 16.6MMBOE of proven plus probable reserves, and more than 6,100 boepd of production (“Assets”).

Since its inception as a trust, StarPoint has pursued a consolidation strategy in its key operating area of Southeast Saskatchewan, targeting large oil-in-place reservoirs with substantial recovery factor upside. With the addition of the Assets, as well as, certain other recent acquisitions, StarPoint has now established a dominant regional position in Southeast Saskatchewan. This will allow StarPoint to apply its technical and operating expertise in the area on one of the largest contiguous land bases in the Province of Saskatchewan.

The Acquisition has an effective date of June 1, 2005, and is expected to close on or about August 9, 2005.

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The highlights associated with the Acquisition are set forth below:

1.              Transaction Overview

The Assets are strategically located in Southeast Saskatchewan, and have an excellent fit and overlap with StarPoint’s existing asset base in this key operating area.

This Acquisition represents a significant operational achievement for StarPoint in the consolidation and regional dominance of its Southeast Saskatchewan asset base. Following the Acquisition, StarPoint will be one of the largest producers in the Province of Saskatchewan with more than 15,000 boepd of high quality, long life, light oil production.

The Assets include more than 12 high quality, high netback, long life light oil pools (average 38 degrees API) - comprising more than 400 million barrels of original oil in place.

The acquired properties include: Edenvale (Alida West), Ingoldsby, Nottingham, Cantal and Queensdale. StarPoint sees significant opportunity for infill and step out development drilling, and recovery factor upside with respect to these Assets.

The Assets have a 65% working interest and are 85% operated.

StarPoint management believes that these legacy properties comprise some of the highest quality light oil reservoirs in the entire Williston Basin.

The Acquisition is accretive to StarPoint on a reserves, production, cash flow and net asset value per unit basis.

2.              High Quality Reserves (independently engineered, Sproule effective March 31, 2005; NI 51-101 compliant).

The reserves associated with the Assets are 11.3MMBOE, total proved, and 16.6MMBOE, proven plus probable.

Reserve multiple acquisition metrics associated with the Acquisition are:

Total Proved:	$28.15	/boe
Proved + Probable:	$19.15	/boe

3.              Light Oil Production

The Assets include daily production as set forth below:

Oil & Liquids	5,600	bbls/day (38 degrees API)
Gas	3,000	MMcf/day
Total	6,100	boe/day (92% oil)

Production multiple acquisition metrics associated with the Acquisition are $52,200 per flowing boe.

StarPoint anticipates disposing of approximately 500 boepd of non-core properties in the third quarter of 2005.

4.              Net Operating Income; Reserve Life Index

Prior to closing, StarPoint has the opportunity to hedge up to 70 percent of the acquired (before Crown royalty) volumes for both oil and gas associated with the Assets, for periods of up to three years, to lock-in applicable cash flows and transaction metrics.

Accordingly, assuming this strategic hedging program is implemented at current strip prices, net operating income associated with the Assets is more than $93 million annualized, utilizing US$49.50 WTI per barrel and C$6.95 GJ AECO pricing for the remaining unhedged production.

On this basis, StarPoint is paying approximately less than 3.5 times cash flow for the Assets.

Based on this analysis, assuming the implementation of the hedging strategy referred to above, StarPoint has locked-in a recycle ratio of 1.5 times proven reserves, and 2.2 times on proven + probable reserves.

The acquisition comprises an RLI of 7.5 years on a proven plus probable basis, resulting in an overall RLI of 9.4 years for StarPoint.

5.              Large Development Drilling Upside

StarPoint has identified more than 55 operated, light gravity crude oil development drilling locations relating to the Assets. These locations provide risked development drilling upside of more than 4,000 boed of production.

6.              Low Operating Costs; High Netbacks

Operating costs relating to the Assets are low at approximately $7.25 per boe.

Due to the light, sweet nature of the crude oil, the Assets command premium pricing, have low differentials, and low operating costs. Accordingly, the netbacks associated with the Assets are extremely high at over C$44.00 per boe based on US$49.50 WTI and C$6.95 GJ AECO pricing (i.e. assuming completion of the strategic hedging program referred to above).

7.              Undeveloped Land Base

The Assets include an undeveloped land base of more than 38,000 net acres.

BOUGHT DEAL FINANCING

In connection with the Acquisition, StarPoint has entered into an agreement with a syndicate of underwriters led by BMO Nesbitt Burns Inc. to sell 12,000,000 units (the “Subscription Units”) at $18.65 per Subscription Unit to raise gross proceeds of $223.8 million. The Trust has granted the underwriters an option, exercisable up to 24 hours prior to closing, to purchase up to an additional 1,000,000 Subscription Units (representing $18.65 million) on the same terms and conditions. Purchasers under this Offering will receive the equivalent of the monthly distribution of $0.21 per unit payable on August 15, 2005 to unitholders of record July 22, 2005.

The issue of Units will be offered in all provinces of Canada by means of a short form prospectus. Closing of the offerings are expected to occur on or about August 9, 2005, subject to regulatory approval.

The securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the U.S. Securities Act.

UPWARD REVISION TO 2005 GUIDANCE

StarPoint anticipates completing the disposition of approximately 500 boepd of non-core properties in the third quarter of 2005.

Accordingly, assuming the completion of this non-core asset sale, StarPoint’s 2005 exit rate is now being revised upward from 31,500 boepd to more than 36,500 boepd.

INCREASE TO MONTHLY DISTRIBUTION; LOWER PAY-OUT RATIO

Subject to the closing of the Acquisition, StarPoint will be increasing its monthly distribution from $0.21 per unit to $0.22 per unit, effective for the distribution payable September 15, 2005.

In addition, subject to the closing of the Acquisition, StarPoint’s estimated pay-out ratio will now be reduced from 69% to 66%, fully diluted, following the above-mentioned increase in StarPoint’s monthly distribution.

STATUS OF INTEGRATION OPERATIONS

The implementation of StarPoint’s integration plan resulting from the June 2005 take-over of APF Energy Trust, and the recent $392 million purchase of assets from EnCana Corporation, is well underway.

StarPoint has organized the Trust internally to manage this expanded, high quality, operated asset base by adding key operating personnel both in head office and field positions to direct operations. StarPoint has retained additional technical and administration staff to ensure that the Trust’s growth is sustainable.

StarPoint has also retained additional key technical personnel in geology, geophysics, engineering, and operations to identify opportunities and to implement management’s capital program on its asset base and on the assets recently acquired. The Trust also continues to add staff in key positions to ensure continued organizational effectiveness.

The above-mentioned acquisition of high quality, light oil Assets in Southeast Saskatchewan fits extremely well with the existing core strengths and assets of StarPoint.

StarPoint’s Williston Basin asset team is industry recognized from both a technical and operating standpoint with this team having already identified over 55 drilling locations on these Assets. This drilling program will be integrated into StarPoint’s existing capital expenditure program in Southeast Saskatchewan. As a result, the acquisition of the Assets will require minimal staff additions.

StarPoint has experienced operational staff and its largest area office in Estevan, Saskatchewan, and the Trust expects a seamless transition through closing.

StarPoint continues to retain a flat organizational structure that enables technical and operational responsiveness to enhance unitholder value.

StarPoint remains focused on per unit performance through stable distributions, a lower payout ratio, cash cost reductions, production maintenance and continued investments in its assets.

PROFORMA ANALYSIS; OUTLOOK

Following the closing of the Acquisition, and the bought deal financing referred to above, StarPoint Energy Trust will have the following characteristics:

1.              Overview - Strategically Positioned for Sustainability

StarPoint has grown the Trust’s reserves, production and cash flow per unit through a series of strategic acquisitions of focused long life, high netback light oil and natural gas reserves and production, together with successful follow-up in-fill and step out development drilling results.

Management continues to strictly adhere to StarPoint’s disciplined operating strategy of focusing growth capital to high quality, large oil or gas in place reservoirs that provide an opportunity to increase acquisition recovery factors via in-fill, step-out, or horizontal drilling, optimizations or water floods.

Following the completion of the Acquisition, management of the Trust are of the view that StarPoint has assembled one of the highest quality asset and opportunity bases of any conventional energy trust in Canada.

2.              Enterprise Value (C$ Billion)

• Market Capitalization	$1.900
• Debt, working capital & convertible debentures	$0.505
	$2.405	B

(x)Note:             Proceeds from the disposition of approximately 500 boepd of non-core properties have been removed from the debt and working capital amount.

3.              High Quality Reserve Base

• Total Proved:	86.7	MMBOE
• Proved + Probable:	125.8	MMBOE

4.              High Netback Production (BOEPD)

• 2005 average daily rate:	greater than 22,000 boepd
(65% light oil; 35% natural gas)
• 2005 exit rate:	greater than 36,500 boepd
(65% light oil; 35% natural gas)

(x)Note:             StarPoint anticipates the sale of approximately 500 boepd of non-core properties in the third quarter of 2005.

5.              Long Reserve Life Index (years)

• Total Proved:	6.5	years
• Proven + Probable:	9.4	years

(x)Note:             Based on a 2005 production exit rate of 36,500 boepd.

6.              Units Outstanding

•                  8.1 million basic

•                  100.8 million fully diluted

7.              Solid Balance Sheet(x)

• Proforma debt and working capital:	$398	Million
• Convertible debentures:	$107	million
• Bank line:	$550	million

(x)Notes:        1. Debt to forward cash flow ratio of 1.2 times.

2.    StarPoint anticipates the sale of approximately 500 boepd of properties in the third quarter of 2005. Disposition proceeds have been assumed at Acquisition metrics.

8.              Low Operating Costs; High Netbacks

•                  Operating Costs:           $7.60 per boe

•                  (x)Netbacks:

• Operating:  $33.30/boe

• Cash Flow: $30.00/boe

(x)Note:             Based on US$49.50 WTI per barrel and C$6.95 GJ AECO pricing. Assumes implementation of the strategic hedging program referred to above.

9.              Increased Regular Monthly Distributions(x)

•                  $0.21 per unit, per month

•                  $0.22 per unit, per month for distribution on September 15, 2005

(x)Note:             The stability of ongoing distributions is increased through StarPoint’s ongoing comprehensive hedging strategy, and a low pay-out ratio.

10.       Lower Pay-out Ratio Following the Distribution Increase

•                  64 percent basic

•                  66 percent fully diluted

11.       Large Land Base

•                  greater than 700,000 net acres undeveloped land

12.       Large Development Drilling Inventory

•                  755 locations (gross)

•                  575 locations (net)

FORWARD LOOKING STATEMENTS

This press release may contain forward-looking statements including expectations of future production, cash flow and earnings. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: the risks associated with the oil and gas industry (e.g., operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety and environmental risks), commodity price, price and exchange rate fluctuation and uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures. Additional information on these and other factors that could affect StarPoint Energy Trust’s operations or financial results are included in StarPoint Energy Trust’s reports on file with the Canadian securities regulatory authorities.

Note: Boe means barrel of oil equivalent on the basis of 1 boe to 6,000 cubic feet of natural gas. Boe’s may be misleading, particularly if used in isolation. A boe conversion ratio of 1 boe for 6,000 cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Boed means a boe per day.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The securities offered have not and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold in the United States except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable states securities laws.

THE TORONTO STOCK EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

/For further information: please contact: StarPoint Energy Trust, Paul Colborne, President and C.E.O., Telephone: (403) 268-7800, Fax: (403) 263-3388; Brett Herman, Vice President, Finance and C.F.O., Telephone: (403) 268-7800, Fax: (403) 263-3388/